UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act 1940 and in connection with notification of registration submits the following information:

Name: TriStar Investment Trust
Address of Principal Business Office
(No. & Street, City State, Zip Code):
13605 Crestway Drive, Brook Park, Ohio 44142-2657

Telephone Number: 216-362-0730

Name and address of agent for service of process:
Russell P. Stockhaus, 13605 Crestway Drive, Brook Park, Ohio 44142-2657

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES.

Signatures:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the town of Brook Park and state of Ohio on the 3rd day of December 1999.

TriStar Investment Trust

/s/ Russell P. Stockhaus
By: Russell P. Stockhaus
President

/s/ Thomas P. Ziegler
Attest: Thomas P. Ziegler
Vice-President